

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 11, 2008

Mr. R. James Brown
Vice President and Chief Financial Officer
Fording Canadian Coal Trust
205 – 9th Avenue SE, Suite 100
Calgary, Alberta   CANADA   T2G 0R3

> **Re:** **Fording Canadian Coal Trust**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 1-15230**

Dear Mr. Brown:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief